                                   Computershare Investor Services Inc.
                     Stock Transfer Services
                     Montreal Trust Centre
                     510 Burrard Street
                     Vancouver, British Columbia
                     Canada V6C 3B9
                     Tel: 604.661.9400
                     Fax: 604.661.9401

May 24, 2006

To:    All Applicable Commissions & Exchanges

Dear Sirs:

Subject:    Berkley Resources Inc.

We confirm that the following material was sent by pre-paid mail on May 18th, 2006 to the registered shareholders of Common shares of the subject Corporation:

A   Notice of Annual and Special General Meeting of Shareholders / Information Circular
B    Form of Proxy - Registered Shareholders
C    Supplemental Mailing List Return Card
D    2005 Annual Report / Management’s Discussion and Analysis / 2005 and 2004 Financial Statements / Notes to 2005 and 2004 Financial Statements
E     Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

“Bernie Krause”
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4096)
Fax:  604.661.9401